Exhibit 99.1

Medigus: Gix Media Increases Holdings in Cortex Media Group to 80% of its Share Capital

Tel Aviv, Israel, Jan. 26, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Gix Media Ltd. (“Gix Media”), a subsidiary of Medigus affiliate, Gix Internet (in which Medigus holds 42.25%) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, acquired an additional 10% of Cortex Media Group Ltd. (“Cortex”), a digital publishing company, increasing its holdings to 80% of the share capital of Cortex on a fully diluted basis (the “Subsequent Purchase”).

The Subsequent Purchase was completed at a valuation of Cortex of approximately $27 million in exchange for consideration consisting of $2.7 million in cash.

The Subsequent Purchase follows Gix Media’s initial purchase of 70% of Cortex’s share capital in October 2021 (the “Initial Purchase”). At the Initial Purchase, Cortex was valued at $16 Million and the increase in Cortex’s current valuation is primarily due to an increase in its results and activity and its improved financials.

During the period following Gix Media’s Initial Purchase, Gix Media’s revenues grew by 176% to $66.1 million during the nine months ending September 30, 2022, as compared to the same period in 2021.

Gix Media intends to finance the Subsequent Purchase through both cash and the expansion of a $1.5 million loan.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit: http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com